Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Dada Auto Inc.	Cayman Islands
Cosmo Light HK Limited	Hong Kong
Fleetin HK Limited	Hong Kong
Hill Matrix HK Limited	Hong Kong
Shandong Cosmo Light Co., Ltd	PRC
Zhejiang Anji Intelligent Electronics Holding Co., Ltd.	PRC
Zhejiang Huzhou Hill Matrix Limited	PRC
Cosmo Light (Beijing) New Energy Technology Co., Ltd.	PRC
Kuaidian Power (Beijing) New Energy Technology Co., Ltd.	PRC
Beijing Chezhubang New Energy Technology Co., Ltd.	PRC
Zhidian Youtong Technology Co., Ltd.	PRC
Shaanxi Kuaidian Mobility Technology Co., Ltd.	PRC
Qingdao Hill Matrix New Energy Technology Co., Ltd.	PRC